Exhibit (a)(5)(D)

Reis, Inc.

1185 Avenue of the Americas

New York, New York 10036

September 13, 2018

Dear Stockholder:

We are pleased to inform you that, on August 29, 2018, Reis, Inc. (the “Company”) entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) with Moody’s Corporation (“Moody’s”), and Moody’s Analytics Maryland Corp., a wholly-owned subsidiary of Moody’s (“Purchaser”). In accordance with the Merger Agreement, Purchaser has commenced on September 13, 2018 a tender offer (the “Offer”) to purchase any and all of the outstanding shares of the Company’s common stock, par value $0.02 per share (collectively, the “Shares”), at a price per Share of $23.00 (the “Offer Price”), subject to any required withholding of taxes, net to the selling stockholder in cash without interest.

If successful, the Offer will be followed by the merger of Purchaser with and into the Company, with the Company surviving the merger as a wholly owned subsidiary of Moody’s (the “Merger”). In the Merger, each Share then outstanding (other than any Shares owned by Moody’s or Purchaser or any subsidiary of Moody’s, Purchaser or the Company) will be converted into the right to receive the Offer Price, subject to any required withholding of taxes, net to the selling stockholder in cash without interest.

The Board of Directors of the Company (the “Company Board”) has unanimously approved and (1) declared advisable the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, (2) determined that it is in the best interests of the Company and its stockholders that the Company enter into the Merger Agreement and consummate the transactions contemplated by the Merger Agreement on the terms and subject to the conditions set forth in the Merger Agreement, (3) resolved that the Merger shall be effected under Section 3-106.1 of the Maryland General Corporation Law (the “MGCL”) and (4) resolved to recommend that the stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer. Accordingly, and for the other reasons described in more detail in the enclosed copy of the Company’s Solicitation/Recommendation Statement on Schedule 14D-9, (the “Schedule 14D-9”) the Company Board recommends that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

In addition to the enclosed Schedule 14D-9, also enclosed are (i) Purchaser’s Offer to Purchase, dated September 13, 2018, which sets forth the terms and conditions of the Offer, (ii) a Letter of Transmittal containing instructions as to how to tender your Shares into the Offer, and (iii) a Notice of Merger pursuant to Section 3-106.1(e) of the MGCL. We urge you to read the enclosed materials carefully. The Offer is scheduled to expire at 11:59 p.m., Eastern Time, on Friday, October 12, 2018, unless extended.

Sincerely,

Lloyd Lynford

Chief Executive Officer

Reis, Inc.